EXHIBIT 99.1

B2Gold Achieves Commercial Production at the Goose Mine

VANCOUVER, British Columbia, Oct. 06, 2025 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce that the Goose Mine, part of the Back River Gold District, located in Nunavut, Canada (the “Goose Mine”), achieved commercial production on October 2, 2025.

B2Gold has declared commercial production at the Goose Mine based on an internal commercial production measure of 30 consecutive days of average mill throughput at 65% or greater based on the mill design capacity of 4,000 tonnes per day (“tpd”). From September 3, 2025 through October 2, 2025, the mill achieved an average throughput of 2,652 tpd, which represents 66% of design capacity. Mill feed over the 30-day commercial production period has been predominantly from the mined out Echo open pit.

Crushed ore availability has significantly increased in the second half of September as the supplemental mobile crusher has been integrated with the primary crushing plant. From September 19, 2025 to October 2, 2025, ore has been crushed at a rate of 183 tonnes per hour (which equates to 4,385 tpd extrapolated over a 24 hour period). Through this same period, the mill has achieved an average throughput of 3,249 tpd, which represents 81.2% of design capacity. B2Gold believes that the Goose mill can operate near design capacity of 4,000 tpd through the fourth quarter of 2025.

Open pit and underground mining rates at the Umwelt deposit have continued to meet or exceed expectations during the 30-day commercial production period. For the fourth quarter of 2025, mill feed will predominantly come from the Umwelt deposit and is expected to average between 6.5 and 7.0 grams per tonne gold. Gold recoveries have been in line with expectations through the 30-day commercial production period, and are expected to average higher than 90% through the fourth quarter of 2025 and beyond.

Clive Johnson, President and CEO of B2Gold stated, “It is with great pleasure that we announce the Goose Mine has achieved commercial production. This tremendous achievement comes just over three months after the commencement of mill operations. I would like to thank our construction and operations teams, whose tireless efforts have made this entire project possible, and acknowledge our partner, the Kitikmeot Inuit Association, for their longstanding support. The Goose Mine will be a cornerstone of B2Gold’s production base and demonstrates the strength of our construction and operating teams worldwide. We view this milestone as just the beginning for the Back River Gold District and look forward to many years of safe and successful production in Nunavut, Canada.”

The Company reiterates the near-term and long-term gold production estimates at the Goose Mine, which includes 80,000 to 110,000 ounces of gold production in 2025, approximately 250,000 ounces of gold production in 2026, approximately 330,000 ounces of gold production in 2027, and average annual gold production for the initial full six years of operations (2026 to 2031 inclusive) of approximately 300,000 ounces per year, based only on existing Mineral Reserves.

About B2Gold Corp.

B2Gold is a responsible international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Canada, Mali, Namibia and the Philippines, and numerous development and exploration projects in various countries. B2Gold forecasts gold production of between 970,000 and 1,075,000 ounces in 2025.

Qualified Person

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

ON BEHALF OF B2GOLD CORP.
“Clive T. Johnson”
President & Chief Executive Officer

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 28, 2025, for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" ("collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: the Goose mill operating near design capacity of 4,000 tpd through the fourth quarter of 2025; mill feed grade of 6.5 to 7.0 grams per tonne gold in the fourth quarter of 2025; gold recoveries to average higher than 90% through the fourth quarter of 2025 and beyond; Goose Mine gold production of between 80,000 and 110,000 ounces in 2025, 250,000 ounces in 2026, 330,000 ounces in 2027 and average annual production of 300,000 ounces per year over the initial first full six years 2026 to 2031 inclusive; and total consolidated gold production of between 970,000 and 1,075,000 ounces in 2025. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Canada, and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

For more information on B2Gold, please visit the Company’s website at www.b2gold.com or contact:

Michael McDonald
VP, IR, Corporate Development, & Treasury
+1 604-681-8371
investor@b2gold.com
Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
cdegeer@b2gold.com